Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 1 to Registration Statement No. 333-220394 of our report dated February 22, 2017 (August 11, 2017 as to the subsequent event disclosures regarding the Initial Public Offering and the conversion of preferred stock to common stock described in Note 1 and Note 18 and as to the effects of the stock split as described in Note 1) relating to the consolidated financial statements of ProPetro Holding Corp. and Subsidiary appearing in the prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such prospectus.

/s/ DELOITTE & TOUCHE LLP
Houston, Texas
September 13, 2017